April 18, 2017

Via Edgar Transmission
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:	Nicholas P. Panos, Senior Special Counsel Christina M. Thomas, Attorney-Adviser

Re:	Buffalo Wild Wings, Inc. Soliciting Material Pursuant to Rule 14a-12 Filed March 8, 2017 by Marcato Capital Management LP et al. (“Marcato”) File No. 000-24743

Dear Mr. Panos:

We are writing on behalf of Marcato in response to the comment of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 10, 2017 concerning the above-referenced soliciting materials filed with the Commission on March 8, 2017. The Staff’s comment is set forth below, followed by the corresponding response.

In addition, please note that in Exhibit A attached hereto, we have included additional disclosure to be included in Marcato’s definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”). The additional disclosure in Exhibit A reflects the updating of certain information based on events that have occurred since the filing of Marcato’s revised preliminary proxy statement on Schedule 14A on April 4, 2017 (the “Revised Preliminary Proxy Statement”). Please note that all references to page numbers are references to the page numbers in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

As discussed with the Staff, the additional disclosure included in the response below and Exhibit A is being provided for the Staff’s review, on a supplemental basis, prior to the filing of the Definitive Proxy Statement by Marcato. Marcato would appreciate the opportunity to discuss such additional disclosure with the Staff to confirm that the Staff does not have any further comments with respect to the same. Following receipt of such confirmation from the Staff, Marcato intends to file the Definitive Proxy Statement (which shall include the additional disclosure) on or about Thursday April 20, 2017.

General

1.
We have reviewed the response letter dated April 4, 2017, submitted in reply to prior comment number two of our comment letter dated March 10, 2017. Based on the explanation provided and the information presented on the slide, we do not believe that an adequate factual foundation existed upon which the participations could rely to make the statement on slide 14 that read: “Virtually no key executive or board member, over the company’s entire 13+ year history as a public company, has ever invested their personal capital into the shares of Buffalo Wild Wings”. Please provide a corrective statement in the next definitive soliciting material filed by the participants.

In response to this comment, Marcato will include in the Definitive Proxy Statement the corrective disclosure marked below (with double underscore and strikethrough text indicating, respectively, the additions and deletions):

“On March 8, 2017, Marcato publicly issued a presentation detailing a pattern of share sales executed over many years by members of Management and the Board that Marcato believes are representative of Management’s and the Board’s lack of alignment with the interests of shareholders, including through the substantial selling of shares immediately following optimistic investor communications at the Company’s 2014 and 2016 Analyst Days, as well as senior executives’ use of the Company’s employee stock purchase plan (the “ESPP”) to extract short-term gains. Other than purchases of shares at a substantial discount (15%) to market value through the ESPP, virtually no key executive or Board member, over the Company’s entire 13 plus year history as a public company, has ever invested their personal capital into shares of BWW. Often, such purchases were followed by sales on the open market immediately or shortly thereafter.”

Such corrective disclosure will be made to the 50th bullet of the section of the Revised Preliminary Proxy Statement entitled “Background to this Solicitation” on page 13.

*        *         *

In connection with this response to the Staff’s comment, Marcato acknowledged to me and I therefore acknowledge on its behalf that:
•	Marcato is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to the Staff’s comment do not foreclose the Commission from taking any action with respect to its filings; and

•	Marcato may not assert the Staff’s comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/  Richard M. Brand
 Richard M. Brand

Enclosure

cc:	Richard T. McGuire III Managing Partner Marcato Capital Management LP

Exhibit A

Marcato will update the Definitive Proxy Statement to state that Faegre, counsel to the Company, has advised us that the Company has set the close of business on April 13, 2017 as the record date for determining shareholders entitled to notice of and to vote at the 2017 annual meeting.  Marcato will also update the Definitive Proxy Satement to include the number of shares of Common Stock outstanding on such record date,  the meeting date and/or location in the event that the Company has publicly announced such number, date or location prior to the filing of the Definitive Proxy Statement.

Marcato will add the below on page 14 as the last three bullets of the section entitled “Background to this Solicitation”:

•	On April 5, 2017, the Company filed with the SEC amendment no. 1 to the preliminary proxy statement in connection with the 2017 Annual Meeting.

•
On April 16, 2017, Mr. McGuire spoke to Mr. Rose by telephone. Wanting to assess the reconstituted board’s willingness to make important changes to the direction of the Company’s business, Mr. McGuire proposed that Marcato would withdraw its nominations if the Company agreed to add Mr. McGuire and Mr. Rovit to the Board and announce that Ms. Smith was retiring and that she would be replaced upon the completion of a search for her successor. Mr. Rose told Mr. McGuire that he would confer with a subcommittee of the Board to discuss the proposal and would revert promptly.  On April 17, 2017, Mr. Rose called Mr. McGuire and rejected his proposal from the prior day, saying that adding Mr. McGuire to the Board was unacceptable, and that the Company was willing to discuss CEO succession issues with Marcato but only if Marcato agreed to enter into a confidentiality agreement.  On April 18, 2017, Mr. McGuire responded to Mr. Rose by email that Marcato did not wish to enter into another confidentiality agreement with the Company primarily in light of Marcato’s belief that the last experience Marcato had with the Company regarding a confidentiality agreement was a disappointing one because Marcato felt the Company had provided limited and incomplete information.  Mr. McGuire added that, to the extent the Company had something to say about CEO succession, it should make a public announcement.

•	On April 20[1], 2017 Marcato filed with the SEC its definitive proxy statement.

1 Date to be revised if necessary based on filing date.